EXHIBIT 6
                                                                      ---------


September 14, 2007


CSK Auto Corporation
c/o Legal Department, Randi V. Morrison
Attention: Board of Directors
645 East Missouri Avenue, Suite 400
Phoenix, AZ 85012

To The Board of Directors of CSK Auto Corporation ("CSK Auto" or the "Company"):

Karsch Capital Management, LP(1), as a holder of 9.32% of the outstanding common stock of CSK Auto's common stock, continues to monitor developments at the Company very closely. To this end, we are encouraged by the Company's announcement on September 5, 2007, that it has commenced a comprehensive, strategic review aimed at improving profitability and restoring top line growth. However, as we have stated previously, we believe that the CSK Auto Board of Directors should demonstrate a genuine commitment to enhancing shareholder value by concurrently conducting a thorough review of strategic alternatives, including a sale of the Company. This would enable the Board to weigh the relative merits of selling the Company versus allowing the new management team time to turn the Company around.

We continue to believe that a turnaround at CSK Auto should be very achievable because of the tremendous opportunity to improve the Company's severely depressed operating margins. Indeed, if management's plans to reduce pre-tax costs by $34 million in fiscal 2008 prove successful, that alone could improve EBITDA by over 20%, thereby enhancing shareholder value significantly.

Given the Board's poor track record overseeing CSK Auto, we remain skeptical about the Company's ability to achieve a successful turnaround. We believe it is imperative for the Company to provide the investment community with additional details about its turnaround plan - including specific objectives, clear benchmarks and a defined timetable for implementation and completion - in the near future. In particular, we expect to receive more details about the proposed cost cuts and other margin improvement initiatives, to help us and other shareholders better determine the achievability of these efforts and over what time frame.

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(1)  Karsch Capital Management, LP ("KCM"), a Delaware limited partnership,  is an investment adviser registered under the Investment Advisers Act of 1940, as amended. KCM serves as the management company to three Delaware limited partnerships and serves as the investment manager to three Cayman Islands exempted companies. KCM is also an investment adviser to several managed accounts.

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We are pleased  that the Board has met our request to modify the  deadline  for submission of stockholder proposals and/or director nominations prior to the Company's annual meeting. We will continue to monitor the activities of the Company and the Board very closely and will continue to carefully consider all options that could maximize the value of our significant investment in CSK Auto, including engaging in a proxy contest to replace some or all members of the Board of Directors.



Sincerely,


/s/ Michael A. Karsch
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Michael A. Karsch